Exhibit 12.1

MRS. FIELDS FAMOUS BRANDS, LLC

COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Fiscal Year Ended
	December 30,	December 31,	January 1,	January 3,	December 28,
	2006	2005	2005	2004	2002
	(Dollars in thousands)
Fixed Charges:
Interest on debt and capitalized leases	$21,478	$21,482	$25,073	$25,080	$25,363
Interest in rental expenses	300	169	145	157	124
Total Fixed Charges	$21,778	$21,651	$25,218	$25,237	$25,487
Earnings:
Pretax income (loss) from continuing operations	$(24,341)	$(40,716)	$4,816	$6,916	$10,881
Fixed charges	21,778	21,651	25,218	25,237	25,487
Total Earnings (Loss)	$(2,563)	$(19,065)	$30,034	$32,153	$36,368
Ratio of earnings (loss) to fixed charges	N/A	N/A	1.19	1.27	1.43
Amount by which earnings were insufficient to cover fixed charges	$24,341	$40,716	N/A	N/A	N/A